UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 17, 2020

PIVOTAL INVESTMENT CORPORATION II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38971	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	PIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On September 17, 2020, Pivotal Investment Corporation II, a Delaware corporation (“Pivotal”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Pivotal, PIC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pivotal (“Merger Sub”), and XL Hybrids, Inc., a Delaware corporation (“XL”).

XL (commercially known as “XL Fleet”) is a leading provider of fleet electrification solutions for Class 2-6 commercial vehicles in North America. Since its founding in 2009, XL has deployed its hybrid and plug-in hybrid electric drive systems, along with its cloud-based on-board telematics solution, on thousands of vehicles across hundreds of fleets throughout the United States and Canada. XL’s vision is to become the world leader in fleet electrification solutions, with a mission of accelerating the adoption of fleet electrification systems through cost effective, customer tailored and comprehensive solutions.

Pursuant to the Merger Agreement, Merger Sub will merge with and into XL, with XL surviving the merger (the “Merger”). As a result of the Merger, XL will become a wholly-owned subsidiary of Pivotal, with the securityholders of XL becoming securityholders of Pivotal. In connection with the Merger, an aggregate of 100,000,000 shares of Pivotal stock are being issued or reserved for issuance to XL securityholders.

The Merger is expected to be consummated in the fourth quarter of 2020 or first quarter of 2021, after the required approval by the stockholders of Pivotal and the fulfillment of certain other conditions described below.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Treatment of Company Securities

Immediately prior to the effective time of the Merger (the “Effective Time”), XL will cause each share of XL’s preferred stock (the “XL Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time to be automatically converted into shares of XL’s common stock, (the “XL Common Stock” and, together with the XL Preferred Stock, the “XL Stock”) in accordance with the terms of XL’s amended and restated certificate of incorporation. All of the shares of XL Preferred Stock so converted into shares of XL Common Stock will no longer be issued and outstanding and will cease to exist, and each holder of XL Preferred Stock will thereafter cease to have any rights with respect to such shares of XL Preferred Stock.

At the Effective Time, by virtue of the Merger:

•

Each share of XL Common Stock issued and outstanding immediately prior to the Effective Time (including each share of XL Common Stock issued as a result of the conversion of XL Preferred Stock described above and any conversion or exchange of XL’s convertible promissory notes (each, a “XL Convertible Note”) described below will be automatically converted into the right to receive that number of shares of Pivotal’s common stock (“Pivotal Common Stock”) equal to the Exchange Ratio described below.

•

Each outstanding option to purchase shares of XL Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Effective Time (each, an “XL Option”) will be assumed by Pivotal and converted into an option to purchase a number of shares of Pivotal Common Stock equal to the product of (x) the number of shares of XL Common Stock subject to such XL Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such XL Option immediately prior to the Effective Time divided by (B) the Exchange Ratio.

•

Each warrant, issued by XL and outstanding immediately prior to the Effective Time, to purchase shares of XL Stock (each, an “XL Warrant”) will be automatically assumed by Pivotal and will become a warrant to acquire, on the same terms and conditions as were applicable under each such XL Warrant, a number of shares of Pivotal Common Stock equal to the product of (x) the number of shares of XL Stock subject to such XL Warrant immediately prior to the Effective Time as adjusted pursuant to the terms of such XL Warrant and (y) the Exchange Ratio, at an exercise price equal to (A) the exercise price of such XL Warrant immediately prior to the Effective Time as adjusted pursuant to the terms of such XL Warrant divided by (B) the Exchange Ratio.

The “Exchange Ratio” is the quotient obtained by dividing (i) 100,000,000 by (i) the sum of (a) the number of issued and outstanding shares of XL Common Stock immediately prior to the Effective Time (including all shares of XL Common Stock issued as a result of the conversion or exchange of XL Preferred Stock and XL Convertible Notes) plus (b) the number of shares of XL Common Stock issuable upon the exercise, conversion or other exchange of XL Convertible Notes, XL Options and XL Warrants which are not converted, exchanged or exercised prior to the Effective Time and are to remain outstanding as of and immediately following the Effective Time plus (c) the number of shares of XL Common Stock issuable upon the exercise, conversion or other exchange of any other debt or equity securities of XL outstanding immediately prior to the Effective Time.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of each of Pivotal, Merger Sub and XL relating, among other things, to their proper organization and qualification and operations.

No Solicitation

The Merger Agreement requires that during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the closing of the Merger, (a) XL will not, and will cause its controlled affiliates, employees, agents, officers, directors and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group concerning any merger, sale of ownership interests in XL and/or a material portion of the assets of XL or similar transaction involving XL and (b) each of Pivotal and Merger Sub will not, and will cause its respective controlled affiliates, employees, agents, officers, directors and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group concerning any merger, purchase of ownership interests and/or assets, recapitalization or similar business combination transaction. In addition, (i) XL will, and will cause its controlled affiliates, employees, agents, officers, directors and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any alternative merger, sale of ownership interests in and/or a material portion of the assets of XL or recapitalization or similar business combination transaction involving XL and (ii) each of Pivotal and Merger Sub will, and will cause its respective controlled affiliates, employees, agents, officers, directors and representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any alternative merger, purchase of ownership interests and/or assets, recapitalization or similar business combination transaction.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Merger and efforts to satisfy conditions to the consummation of the Merger.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Pivotal and XL to cooperate in the preparation of the Registration Statement on Form S-4 required to be prepared in connection with the Merger (the “Registration Statement”).

Conditions to Closing

General Conditions

Consummation of the Merger is conditioned on approval by Pivotal’s stockholders. In addition, the consummation of the Merger contemplated by the Merger Agreement is conditioned upon, among other things:

•

Pivotal having at least $5,000,001 of net tangible assets remaining prior to the Merger after taking into account the holders of Pivotal’s public shares that properly demanded that Pivotal redeem their public shares for their pro rata share of the trust account;

•	all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired;

•

the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order shall have been issued by the Securities and Exchange Commission (“SEC”) which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	approval of the Merger by XL’s stockholders;

•	the Pivotal Common Stock to be issued to XL stockholders in the Merger shall have been approved for listing on the NYSE, subject to official notice thereof and public holder requirements; and

•	completion of the PIPE Offering (defined below).

XL’s Conditions to Closing

The obligations of XL to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Pivotal and Merger Sub (subject to certain bring-down standards);

•	performance of the covenants of Pivotal and Merger Sub required by the Merger Agreement to be performed on or prior to the closing;

•

no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Merger;

•	no material adverse effect with respect to Pivotal shall have occurred between the date of the Merger Agreement and the closing of the Merger;

•	Pivotal executing the Registration Rights Agreement described below;

•	Pivotal filing its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting its amended bylaws;

•	certain officers and directors of Pivotal having resigned as of the closing date;

•	Pivotal terminating its existing registration rights agreement; and

•	Pivotal’s initial stockholders executing the Lock-Up Agreement described below.

Pivotal’s and Merger Sub’s Conditions to Closing

The obligations of Pivotal and Merger Sub to consummate the Merger are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of XL (subject to certain bring-down standards);

•	performance of the covenants of XL required by the Merger Agreement to be performed on or prior to the closing;

•

no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Merger;

•	no material adverse effect with respect to XL shall have occurred between the date of the Merger Agreement and the closing of the Merger;

•	XL having delivered certain audited financial statements to Pivotal;

•	certain XL stockholders having executed the Lock-Up Agreement described below;

•	the conversion of XL’s outstanding preferred stock and derivative securities, as set forth in the Merger Agreement;

•	XL having obtained required lender consent to the Merger Agreement or having repaid in full the outstanding principal and accrued interest under its Paycheck Protection Program loan; and

•	XL having delivered a certificate of non-foreign status.

Waivers

Either Pivotal or XL may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Pivotal’s amended and restated certificate of incorporation, Pivotal cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining either immediately prior to or upon consummation of the Merger after taking into account the holders of public shares that properly demanded that Pivotal redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated:

•	by mutual written consent of Pivotal and XL;

•

by either Pivotal or XL if the Merger is not consummated on or before January 16, 2021 (“Outside Date”), provided that the right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•

by either Pivotal or XL if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and non-appealable;

•

by either Pivotal or XL if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured by the Outside Date, provided that the terminating party is itself not in material breach;

•	by Pivotal if XL shall have failed to deliver the Support Agreements described below within one (1) day following the execution of the Merger Agreement;

•	by Pivotal, if XL fails to obtain stockholder approval by written consent within ten (10) Business Days following the approval of the proxy statement/prospectus by the SEC;

•

by either Pivotal or XL if, at the Pivotal stockholder meeting called to approve the Merger, the Merger shall fail to be approved by the required vote (subject to any adjournment or recess of the meeting); or

•

by either Pivotal or XL if, immediately following consummation of the Merger, Pivotal will have less than $5,000,001 of net tangible assets following the exercise by the holders of Pivotal Common Stock issued in Pivotal’s initial public offering of their redemption rights.

Lock-Up Agreement

Certain XL stockholders have entered into a lock-up agreement (the “Lock-Up Agreement”) which provides that such stockholders’ shares of Pivotal Common Stock issued in the Merger will be subject to a 12-month lockup period, which period may be earlier terminated if the reported closing sale price of the Pivotal Common Stock equals or exceeds $15.00 per share (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for a period of twenty (20) trading days during a thirty (30)-trading day period commencing at least one hundred fifty (150) days following the closing of the Merger, subject to certain exceptions. The Merger Agreement also requires the Company to use reasonable best efforts to cause all other XL stockholders not party to the Lock-Up Agreement as of the date hereof to agree to the foregoing lock-up restrictions prior to the Effective Time.

In addition, Pivotal has agreed to cause its initial stockholders to amend existing lock-up agreements with respect to the Pivotal Common Stock, Class B common stock of Pivotal, and warrants of Pivotal held by them, and enter into the Lock-Up Agreement, so that the lock-up restrictions with respect to such initial stockholders’ securities will be identical to the lock-up restrictions applicable to the XL stockholders.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the text of the Lock-Up Agreement. The form of Lock-Up Agreement is attached as Exhibit B to the Merger Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference.

Registration Rights Agreement

Certain XL and Pivotal stockholders have entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the Pivotal Common Stock held by them, subject to certain conditions set forth therein. Pivotal will use reasonable best efforts to terminate its existing registration rights agreement and shall offer to the Pivotal stockholders who are parties to the existing registration rights agreement the opportunity to enter into the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement. The form of Registration Rights Agreement is attached as Exhibit C to the Merger Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference.

XL Support Agreements

In connection with the execution of the Merger Agreement, certain officers, directors and 5% or greater holders of XL Stock, who collectively hold approximately 47% of the issued and outstanding shares of XL Common Stock on an as-converted basis have entered into agreements with Pivotal (the “Support Agreements”) pursuant to which such stockholders have agreed, among other things, (i) to vote all of their respective shares of XL Stock in favor of the Merger at a meeting called to approve the Merger by XL stockholders (or in an action by written consent approving the Merger) and (ii) to the extent such stockholders are holders of XL’s Series D preferred stock, to deliver a signature to the request for conversion required to effect the conversion of XL Preferred Stock into XL Common Stock immediately prior to the Effective Time.

The foregoing description of the Support Agreements is qualified in its entirety by reference to the text of the Support Agreements. The form of Support Agreement is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Incentive Equity Plan

Prior to the consummation of the Merger, Pivotal will adopt an incentive equity plan, the form and terms of which shall be agreed by XL and Pivotal and submitted for adoption by Pivotal stockholders at the Pivotal stockholder meeting to approve the Merger.

Subscription Agreements

On September 17, 2020, Pivotal entered into subscription agreements (“Subscription Agreements”) with certain accredited investors (“Investors”), pursuant to which in connection with the Merger, Pivotal will issue an aggregate of 15,000,000 shares of Pivotal Common Stock to the Investors at a price of $10 per share, for aggregate gross proceeds to Pivotal of $150,000,000 (the “PIPE Offering”). The closing of the PIPE Offering is conditioned upon, among other customary closing conditions, (i) Pivotal receiving shareholder approval of the issuance of the shares of Pivotal Common Stock to be issued to the Investors pursuant to the rules and regulations of the NYSE and (ii) Pivotal and XL consummating the Merger prior to or substantially concurrently with the closing of the PIPE Offering.

Pivotal has agreed that, as soon as reasonably practicable, but in no event later than 45 days following the closing of the Merger, it shall file a registration statement with the Securities and Exchange Commission registering the resale by the Investors of the shares of Pivotal Common Stock issued to them in the PIPE Offering and use its commercially reasonable efforts to have such registration statement declared effective as promptly as reasonably practicable after the filing of the registration statement, but in no event more than 60 days after the filing of the registration statement (or 90 days after the filing of the registration statement if the SEC determines to review the registration statement).

The shares of Pivotal Common Stock were offered and sold to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the text of the Subscription Agreements. The form of Subscription Agreement is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in Item 1.01 relating to the Subscription Agreements is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On September 18, 2020, Pivotal issued a press release announcing the execution of the Merger Agreement and the related transactions described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 to this Current Report on Form 8-K is the investor presentation that will be used by Pivotal with respect to the Merger. Also attached as Exhibit 99.3 to this Current Report on Form 8-K is an investor call script that will be used to discuss the proposed Merger.

The information set forth under this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, PIVOTAL INTENDS TO FILE WITH THE SEC THE REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH WILL BE BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH PIVOTAL’S SOLICITATION OF PROXIES FOR THE VOTE BY PIVOTAL’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF PIVOTAL COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF PIVOTAL AND XL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT PIVOTAL AND XL ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH

THE SEC BY PIVOTAL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON PIVOTAL’S WEBSITE AT WWW.PIVOTALAC.COM OR BY DIRECTING A WRITTEN REQUEST TO PIVOTAL INVESTMENT CORPORATION II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF PIVOTAL OR XL, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

PIVOTAL AND XL AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF PIVOTAL’S DIRECTORS AND OFFICERS IN PIVOTAL’S FILINGS WITH THE SEC, INCLUDING PIVOTAL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 30, 2020. XL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF PIVOTAL IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PIVOTAL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT PIVOTAL INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

SOME OF XL’S FINANCIAL INFORMATION AND DATA CONTAINED IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN PIVOTAL’S FILINGS WITH THE SEC. PIVOTAL AND XL BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF XL TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

THE FINANCIAL PROJECTIONS INCLUDED IN THE EXHIBITS HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND PIVOTAL’S AND XL’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, PIVOTAL AND XL BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBITS HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT PIVOTAL AND XL, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN PIVOTAL’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: ABILITY OF THE PARTIES TO SATISFY THE CLOSING CONDITIONS TO THE MERGER, INCLUDING APPROVAL BY STOCKHOLDERS OF PIVOTAL AND XL ON THE EXPECTED TERMS AND SCHEDULE AND THE RISK THAT ANY THIRD-PARTY APPROVALS OR CONSENTS REQUIRED FOR THE MERGER ARE NOT OBTAINED OR ARE OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; DELAY IN CLOSING THE MERGER; FAILURE TO REALIZE THE BENEFITS EXPECTED FROM THE PROPOSED MERGER; THE EFFECTS OF PENDING AND FUTURE LEGISLATION; RISKS RELATED TO DISRUPTION OF MANAGEMENT TIME FROM ONGOING BUSINESS OPERATIONS DUE TO THE PROPOSED MERGER; BUSINESS DISRUPTION FOLLOWING THE MERGER; RISKS RELATED TO XL’S BUSINESS, INCLUDING THE HIGHLY COMPETITIVE NATURE OF ITS INDUSTRY; LITIGATION, COMPLAINTS, PRODUCT LIABILITY CLAIMS AND/OR ADVERSE PUBLICITY; COST INCREASES OR SHORTAGES IN COMPONENTS NECESSARY FOR XL’S PRODUCTS AND SERVICES; PRIVACY AND DATA PROTECTION LAWS, PRIVACY OR DATA BREACHES, OR THE LOSS OF DATA; THE IMPACT OF THE COVID-19 PANDEMIC ON XL’S BUSINESS; AND MACROECONOMIC FACTORS BEYOND PIVOTAL’S OR XL’S CONTROL.

NEITHER PIVOTAL NOR XL UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE XL’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND XL’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND PIVOTAL’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING PIVOTAL AND XL, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO PIVOTAL AND XL OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER PIVOTAL NOR XL UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Reorganization, dated as of September 17, 2020, by and among Pivotal Investment Corporation II, PIC II Merger Sub Corp., and XL Hybrids, Inc.

10.1	Form of Subscription Agreement

10.2	Form of Support Agreement

99.1	Press release dated September 18, 2020

99.2	Investor Presentation

99.3	Investor Call Script

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Pivotal agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2020		PIVOTAL INVESTMENT CORPORATION II

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer